

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

Alan B. Miller
Chairman of the Board and Chief Executive Officer
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
King of Prussia, Pennsylvania 19406

      Re: Universal Health Services, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 28, 2018
          File No. 001-10765

Dear Mr. Miller:

      We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Risk Factors
We are subject to pending legal actions . . . , page 12

1.   Please revise to discuss more fully the potential impact of the several government investigations and lawsuits alleging serious and extensive fraudulent practices on the part of the company and its subsidiaries on the company's reputation, brand, and stock price. In addition to the formal proceedings discussed in this annual report, we note extensive negative publicity resulting from allegations made in a journalistic investigation conducted in 2017 by BuzzFeed News.

<u>Legal Proceedings, page 34</u>

2.   Please revise this section throughout to provide more robust disclosure regarding the nature of each investigation discussed, to your best knowledge, and the factual bases underlying the allegations made in the various lawsuits, as well as the relief sought. We note, as an example only, that in the derivative case filed in Philadelphia County in March 2017, you state only that the suit "alleges breaches of fiduciary duty and other allegedly wrongful conduct." In contrast, the complaint cites numerous specific allegations, including constructive fraud, corporate waste and unjust enrichment, and seeks several forms of relief, including disgorgement of all unjust profits, benefits, and other compensation obtained by the individual defendants. Refer to Item 103 of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

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